Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Visionaize, Inc.
46560 FREMONT BLVD STE 406
FREMONT, CA 94538
https://visionaize.com

Up to $1,234,999.85 in Common Stock at $0.35
Minimum Target Amount: $14,999.95

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Visionaize, Inc.
Address: 46560 FREMONT BLVD STE 406, FREMONT, CA 94538
State of Incorporation: CA
Date Incorporated: April 24, 2020

Terms:

Equity

Offering Minimum: $14,999.95 | 42,857 shares of Common Stock
Offering Maximum: $1,234,999.85 | 3,528,571 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.35
Minimum Investment Amount (per investor): $499.80

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus

If you are a predesignated community member of Visionaize Inc., you are eligible for additional bonus shares (10%)

Time-Based Perks

Early Bird 1: Invest $2,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 7% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive exclusive access to Visionaize's AI-based monitoring and optimization tools for one project.

Tier 2 Perk: Invest $5,000+ and receive a 6 month access to Visionaize's AI platform with dedicated customer support + 5% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive 1 year of access to Visionaize's AI tools, along with VIP access to the latest features and upgrades + 8% bonus shares.

Tier 4 Perk: Invest $20,000+ and receive an exclusive consultation with Visionaize's executive team + 12% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive a customized POC project built using Visionaize's patented 3D Digital Twin technology + 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Visionaize, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $35. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Visionaize, Inc. is a California corporation organized on April 24, 2020 and is a transformative virtual plant operator that reimagines asset operations with its Digital Twin + AI/ GenAI + AR/VR + Physics based technology platform and deep industry expertise. It has helped clients unlock Millions of dollars in ongoing value by integrating and optimizing every element of the plant operations across reliability, operability, sustainability and Net Zero. Visionaize's integrated end-to-end 3D digital twin and AI/ GenAI-based platform provides a detailed 3D replica of each element of the asset, monitors and optimizes every process and asset in near-time and enables accurate, timely and intelligent decision making.

Currently, Visionaize has received two patents from USPTO for it's technology in Industrial Digital Twins. The product has a proven product market fit and is deployed at customers like Saudi Aramco, Exxon Mobil, Harley Davidson, etc. Additionally, Visionaize has partnered with GE Digital, Microsoft, Chiyoda Corporation Japan, PWC, Wipro and other regional partners in Asia, Middle East and Australia to expand its market reach and customer acquisition.

Visionaize, Inc. has two wholly owned subsidiaries:

E-connect Software Inc. is a leading data engineering consulting firm that specializes in strategy, technology, and digital transformation services. E-Connect provides strategic advisory & roadmap, architecture, implementation and post go live support capabilities around Cloud and Data engineering, Data Science, Big Data, Advanced Analytics, AI/ML and RPA". E-connect provides customize solutions to End clients and customers where the solutions are not available in the market.

INOVX Solutions Inc provides services for laser and LIDAR scanning for oil & gas, power energy and discrete manufacturing (steel, mining, sugar and textile mills), the output of visual data discovery is used by Visionaize products and solutions.

Competitors and Industry

Industry

Visionaize's target markets is global in the manufacturing sector including Energy, Power, Chemicals, Metals, Mining and Pharma industries. The global AI in manufacturing market size was valued at USD 8.14 billion in 2019 and is projected to reach USD 695.16 billion by 2032, exhibiting a CAGR of 37.7% during the forecast period (https://www.fortunebusinessinsights.com/artificial-intelligence-ai-in-manufacturing-market-102824).

Generative AI (GenAI) software spending is expected to skyrocket from 8% in 2023 to 35% by 2027 (https://www.linkedin.com/pulse/gartner-predicts-ai-software-grow-297-billion-2027-louis-columbus-okpfc/). Additionally, the Digital Twin is expected to reach USD 110.1 billion by 2028 from USD 10.1 Billion in 2023. The market will grow at a CAGR of 61.3% between 2023 and 2028 (https://www.marketsandmarkets.com/Market-Reports/digital-twin-market-225269522.html#:~:text=The%20digital%20twin%20market%20is,Digital%20Twin%20in%20their%20ecosystem) and Gartner predicts the digital twins' market is expected to grow to $183 billion by 2031.

Competitors

Main Competitors are:

- Aveva - https://www.aveva.com/en/

- Hexagon – https://hexagon.com/

Unique Benefits of Visionaize (vs. competitors):

Visionaize's flexible, modular and scalable platform helps

· Deliver a single source of truth by integrating data from multiple IT, OT and ET systems across operations, maintenance, finance, HSE, supply chain.

· Enable the creation of AI/GenAI-based point or customized solutions to optimize any one part of the plant or the entire facility

· Enhance workflow efficiency with a high-resolution 3D Digital Twin, providing exceptional detail and real-time visibility to reduce downtime, prevent costly failures, and optimize resource use for measurable operational improvements.

Unlocking Value with Visionaize:

Visionaize focuses on delivering continuous value delivery while reimagining entire workflows and transforming asset operations.

· AI/GenAI-based plug-and-play point solutions can deliver first value drop in 4-6 weeks with continuous value drops every 4-6 weeks

· This helps create a self-funding mechanism to drive implementation at scale/ of customized solutions and of the 3D Digital Twin that is critical to reimagine the way the plant is operated.

Current Stage and Roadmap

Current Stage

The Company is increasing its revenue, reducing the cost and moving to profitability and cash positive. The sales pipeline where the proposals have been submitted amounts to over $15 million. The cash balance in all the bank accounts as of August is $519,707. The Company has sufficient funds to meet the cash burn (expenditure over revenue) and expect to be positive in Q1, 2025.

Roadmap

Visionaize plans to focus on three key areas:

Revenue & Customer Growth – plan to grow 5X in next 2 -3 years both in terms of Revenue and number of new customers.

Market Expansion – Expand into new growing markets like MENA and Asia regions by building strategic partnerships in these regions to establish our presence and build customer base.

Technology & Product Advancements – expanding on our current cutting-edge technology to integrate with industrial robots and cobots to increase productivity, safety and quality. Additionally, the company plans to launch sector/vertical specific applications for commercial real estate, space, DLE mining, etc.

The Team

Officers and Directors

Name: Vikas Agrawal

Vikas Agrawal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, CEO
  Dates of Service: April, 2020 - Present
  Responsibilities: Co Founder & CEO responsible for making major corporate decisions, driving the direction of the company, supervising other executives, and overseeing growth plans.

Other business experience in the past three years:

- Employer: Sonasoft Inc
  Title: CIO
  Dates of Service: May, 2019 - April, 2020
  Responsibilities: "Develop a comprehensive innovation mission plan and strategy for the company. Communicate the mission plan and strategy to senior leadership, innovation team members and other stakeholders. Align the innovation roadmap and portfolio of growth projects with the overall direction, objectives and priorities of the company. "

Name: Subhash Sachdeva

Subhash Sachdeva's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO, Director
  Dates of Service: July, 2020 - Present
  Responsibilities: Manage financial and legal functions. Salary: 120,000

Other business experience in the past three years:

- Employer: Sonasoft Corporation
  Title: CFO or Vice President
  Dates of Service: October, 2013 - June, 2020
  Responsibilities: Financial management & reporting

Name: Gavin Hedley Pulford

Gavin Hedley Pulford's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP Finance and Human Resources
  Dates of Service: January, 2017 - Present
  Responsibilities: Mr Pulford is responsible for finance and human resources at Visionaize and provides financial insight and information to the leadership team. Prior to acquisition in September 2021, Mr Pulford held the position of SVP Finance and Accounting for Inovx Solutions. A strategic finance and operations leader with extensive international management experience, he has held senior and other financial management positions in South Africa, England, Canada and the USA. Salary: 65,000

Other business experience in the past three years:

- Employer: Inova Systems Corp
  Title: CFO
  Dates of Service: April, 2019 - Present
  Responsibilities: Manage, Finance, IT, Legal and Human Resources

Name: David S. Reinhart

David S. Reinhart's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder & Executive Vice President
  Dates of Service: September, 2021 - Present
  Responsibilities: I contribute to the product roadmap and work closely with our CEO, marketing, and development teams on digital twin software. Additionally, I collaborate with customers on implementation and partners for deployment as appropriate. Salary: 170,000

Name: Dr Romesh Japra

Dr Romesh Japra's current primary role is with Romesh K Japra MD A Medical Corporation. Dr Romesh Japra currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member & Director
  Dates of Service: April, 2020 - Present
  Responsibilities: Director & Board Member

Other business experience in the past three years:

- Employer: Romesh K Japra MD A Medical Corporation
  Title: Cardiologist
  Dates of Service: January, 1978 - Present

Responsibilities: Dr. Romesh Japra is a cardiologist practicing in Fremont, CA. Dr. Japra specializes in diagnosing, monitoring, and treating diseases or conditions of the heart and blood vessels and the cardiovascular system. These conditions include heart attacks, heart murmurs, coronary heart disease, and hypertension. Dr. Japra also practices preventative medicine, helping patients maintain a heart-healthy life.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to

interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles,

difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales

and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our

trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Romesh Japra, family trust & related parties	58,000,000	Common Stock	32.36%
Vikas Agrawal & related party	36,200,000	Common Stock	20.2%

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,528,571 of Common Stock.

Common Stock

The amount of security authorized is 500,000,000 with a total of 177,793,944 outstanding.

Voting Rights

Common stock holder, Equal Voting Rights per share

Material Rights

The amount outstanding does not include 1,050,000 shares to be issued pursuant to stock options outstanding.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,693,912.81
Maturity Date: April 18, 2025
Interest Rate: 6.0%
Discount Rate: 50.0%
Valuation Cap: $130,000,000.00
Conversion Trigger: IPO or acquisition event

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,437,999.70
  Number of Securities Sold: 5,626,075
  Use of proceeds: Sales, Marketing, Operations and Working Capital
  Date: September 05, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $1,523,737.48
  Use of proceeds: Company growth, product development and Operations.
  Date: October 27, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $5,394,866 compared to $3,596,879 in fiscal year 2024, a decrease due to a slowdown in project completions and reduced software license sales.

Cost of Sales

Cost of Sales for fiscal year 2023 was $2,069,355 compared to $1,711,799 in year 2024, which was a reduction driven by fewer software licenses and more efficient cost management for project execution.

Gross Margins

Gross margins for fiscal year 2023 were $3,325,511 compared to $1,885,080 in fiscal year 2024, showing a decline in revenue, despite our improved cost control.

Expenses

Expenses for fiscal year 2023 were $3,447,408 compared to $3,138,845 in year 2024. This reduction is due to optimizing operational expenditures and lower marketing and development costs in the current fiscal year.

Historical results and cash flows:

The Company is currently in the revenue-generating and expansion phase. We are of the opinion that historical cash flows will not be indicative of future cash flows due to shifts in market conditions and internal restructuring. Past cash flows were generated through sales, services, and equity investments. The negative cash flow from fiscal year 2024 reflects investments in operations, product development, and marketing. Going forward, the company anticipates increased revenue from new contracts, which will improve cash flow. By focusing on efficiency and restructuring, we expect positive cash flow in the coming fiscal years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2024 the Company has capital resources available in the form of venture debt loan limit of $500,000 from Novel Capital, as of August 31, 2024 the balance outstanding is $18,031, a capital contribution of $124,999.70 on Sept 5, 2024 , and $488,183 cash on hand as of October 9th, 2024.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations, as the Company has sufficient cash balance to continue the business, at the same time the Company continues its efforts to raise funds from its network and contacts. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has raised since its inception 26% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000 and only had this 15,000 to operate off of, we anticipate the Company will be able to operate for three days (although as we noted previously we believe we can operate indefinitely given our current funds). This is based on a current monthly burn rate of $152,000 for expenses related to operations of the Company,this does not count the revenue collections from the existing business.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 15 months (although as we noted previously we believe we can operate indefinitely given our current funds). This is based on a projected monthly burn rate of $185,000 for expenses related to sales & marketing, product development , general administration etc.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital, the focus is to raise funds through Crowdfunding.

Indebtedness

- Creditor: Novel Growth Partners LLC
  Amount Owed: $100,333.00
  Interest Rate: 12.5%
  In order to pay third installment to FAMA holding, the company borrowed $100,000 from Novel Growth Partners LLC under the terms and conditions whereby the Company has to payback twelve installments of $4,167 each for the first year and the remaining balance to be paid in equal 12 installment of $6,250 each. The total amount paid back to Novel Growth Partners LLC will be $125,000 for the borrowed funds of $100,000, the effective rate of interest will 12.5% p.a. The balance outstanding owed to Novel Growth partners as of March 31, 2022, is $0. As of March 31, 2023, the Note payable balance outstanding is $100,333 for Novel Growth Partners LLC.

- Creditor: Charlie Robinson

Amount Owed: $25,000.00
Interest Rate: 6.0%
The Company borrowed $25,000 from Charlie Robinson against convertible notes at the interest rate of 6% p.a. The note holder has the right to convert the outstanding balance (principal and interest) at the discount of 30% of IPO price per share at the time of Senior Exchange Listing. The interest expense for the fiscal year ending March 31, 2022, is $0 and $1,196 for fiscal year ending March 31, 2023. The accrued interest will convert into shares at the time of IPO.

- Creditor: Jamie Seagraves
  Amount Owed: $100,000.00
  Interest Rate: 3.0%
  The Company borrowed $100,000 from Jamie Seagraves against convertible notes at the interest rate of 3% p.a. The note holder has the right to convert the outstanding balance (principal and interest) at the discount of 50% of IPO price per share at the time of Senior Exchange Listing. The interest expense is $0 for fiscal year ending March 31, 2022, and $1,987 for fiscal year ending March 31, 2023. The accrued interest will convert into shares at the time of IPO.

- Creditor: James McDaniel
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  The Company borrowed $100,000 from James McDaniel against convertible notes at the interest rate of 6% p.a. The note holders have the right convert the outstanding balance (principal and interest) at the discount of 30% of IPO price per share at the time of Senior Exchange Listing. The interest expense is $0 for fiscal year ending March 31, 2022, and $1,605 for the fiscal year ending March 31, 2023. The accrued interest will convert into shares at the time of IPO.

- Creditor: INOVX Solutions Inc
  Amount Owed: $118,737.00
  Interest Rate: 3.0%
  There was a short-term loan borrowed by INOVX Solutions Inc, from the key employee who agreed to replace the loan outstanding amounting to $118,737 as of March 31, 2023, into convertible note carrying the interest rate of 3% p.a. The note holder has the right to convert the outstanding balance (principal and interest) at 30% discount to IPO price per share at the time of Senior Exchange Listing. The convertible note was executed on April 1, 2023, the interest expense for fiscal year ending March 31, 2023, is $3,084 and $1,791 for fiscal year ending March 31, 2022. The accrued interest will convert into shares at the time of IPO. The Company assumed the short-term loan owed to key management personnel as part of merger transaction, the balance outstanding as of March 31, 2022, is $202,856. The balance outstanding as of March 31, 2023, pertaining to short term loan was transferred to Note Payable account. The amount transferred to Note Payable account is $118,737, as the key management personnel executed the convertible note on terms and conditions stated in the note 11.

Related Party Transactions

- Name of Person: Romesh Japra
  Relationship to Company: Key shareholder
  Nature / amount of interest in the transaction: The company issued a convertible note for the funds borrowed from Romesh Japra, key shareholder amounting to $380,000, interest payable at 8% p.a, and the Note holder is entitled to convert the outstanding balance (principal and interest) of the Note in the event of IPO at thirty percent discount to IPO price per share at the time of Senior Exchange Listing.
  Material Terms: The outstanding amount of note payable to Romesh Japra is $380,000 as of March 31, 2022, and March 31, 2023.The interest expense for the fiscal years March 31, 2022, and 2023 is $13,133 and 30,400 respectively. The accrued interest and principal will be converted into equity in the event of IPO.

- Name of Entity: SPV Emerging Technology Capital
  Names of 20% owners: Key shareholders
  Relationship to Company: Key shareholders
  Nature / amount of interest in the transaction: The company issued a convertible note to SPV Emerging Technology Capital for funds borrowed amounting to $500,000 under the terms that if the Company raise $2,000,000 from financial institution consider as qualified financing the Holder has the right to convert the outstanding balance into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $130,000,000.00 ("Valuation Cap") by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.
  Material Terms: The outstanding balance of note payable as of March 31, 2022, and March 31, 2023, is $500,000. The

interest expense for fiscal years March 31, 2022, and March 31, 2023, is $8,000 and 30,000 respectively. The accrued interest and principal will be converted at the time of IPO.

- Name of Person: Romesh Japra
  Relationship to Company: Key shareholder
  Nature / amount of interest in the transaction: The Company borrowed $50,000 from Romesh Japra on March 31, 2022, against convertible note payable at the interest rate of 3%. The note holder has the right to convert the outstanding balance (principal plus accrued interest) at the time of listing stock with Senior Listing at 30% discount to IPO share price.
  Material Terms: The balance outstanding is $50,000 as of March 31, 2022, and March 31, 2023. The interest expense pertaining to convertible note payable to Romesh Japra is $4 for fiscal year ending March 31, 2022, and $1,500 for fiscal year ending March 31, 2023. The accrued interest will convert into shares at the time of IPO.

Valuation

Pre-Money Valuation: $62,227,880.40

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The Company has no warrants outstanding. In making this calculation, we have not assumed that assumed: (i) any outstanding options are exercised; or (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,693,912.81 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.95 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,234,999.85, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  20.0%
  We will use 20 % of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  45.0%
  We will use 45% of the funds to hire key personnel for daily operations, including the following roles: majority of Sales and Marketing, Customer success. Wages to be commensurate with training, experience and position.

- Working Capital
  24.5%
  We will use 24.5% of the funds for working capital to cover expenses for the trade shows, marketing expenses, public relation and brand management as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  5.0%
  We will use 5% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than July 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://visionaize.com (https://visionaize.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/visionaize

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Visionaize, Inc.

[See attached]

REVIEWED FINANCIAL STATEMENTS

OF

VISIONAIZE, INC

AS OF MARCH 31, 2024

PREPARED BY
BRICKSTONE & ASSOCIATES, LLC
43335 CHOCKBERY COURT SUITE 110
ASHBURN VA 21047
TELEPHONE (202) 445-6440

VISIONAIZE, INC



Report of Independent Accountants

To the Board of Directors
VISIONAIZE, INC

We have reviewed the accompanying financial statements of VISIONAIZE, INC., which comprise the balance sheet as of March 31, 2024, and the related statements of income, changes in members' equity and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we were aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my report.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Brickstone & Associates, LLC CPA

October 8, 2024
Ashburn VA
VA 134338

VISIONAIZE, INC
BALANCE SHEET
AS OF MARCH 31, 2024

CURRENT ASSETS

Cash in Bank	$	1,450,920
Accounts Receivable		407,859
Prepaid Expenses		65,816
Total Current Assets		1,924,595

FIXED ASSETS

Office Equipment	625,397
Less: Accumulated Depreciation	(588,933)
Net Fixed Assets	36,464

Other Assets

Other assets	8,800
Accrued Revenue	140,097
Intangible Assets	–
Investment (Inovx & IDF)	40,482
ROU Asset Long Term	279,795
Security Deposits	25,000
Total Other Assets	494,174

TOTAL ASSETS	$	2,455,233

VISIONAIZE, INC
BALANCE SHEET
AS OF MARCH 31, 2024

CURRENT LIABILITIES

Accounts Payable	$	614,263
Credit Cards		21,420
Payroll Liabilities		32,189
Lease Liability		59,957
Deferred Revenue		470,105
Accrued Expenses		540,661
Total Current Liabilities	$	1,738,595

LONG-TERM LIABILITIES

Convertible Note - Equity	1,523,737
Operating Lease Liability	192,622
Fana/Alpha V Loan/Notes Payable	50,000
Total Long-term Liabilities	1,766,359
TOTAL LIABILITIES	3,504,954

SHAREHOLDERS EQUITY

Opening Balance	120,000
Common Stock	2,287,510
Retained Earnings	(2,203,466)
Net Income(Loss)	(1,253,765)
Total Shareholders' Equity	(1,049,721)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	2,455,233

VISIONAIZE, INC
INCOME STATEMENT
FOR THE YEAR ENDED MARCH 31, 2024

INCOME:

Software Licenses	$	686,245
Maintenance & Support		180,278
AI Solutions Revenue		1,531,340
Asset Sconning & Virtualization Services		940,222
Other Income		258,794
Total Revenue		3,596,879

Cost of Goods Sold:

Less: Cost of Goods Sold		1,711,799
Gross Profit	$	1,885,080

EXPENSES:

Advertising, Promotion & Marketing	324,504
Bank Service & Finance Charges	13,694
Licenses Fees & Taxes	49,139
Rent	123,124
Commission	12,580
Consultant Fees	203,243
Dues and Subscription	26,641
Insurance Expense	72,403
Meals and Entertainment	1,666
Office Supplies & Other Expenses	61,021
Payroll - Offshore	36,670
Payroll Expenses & 401K	278,791
IPO & Stock Transfer	100
Accounting and Audit Fees	12,927
Professional Fee	3,330
Legal	41,582
Salary	1,380,119
Salary Bonus	185,430
Telephone & Internet	39,988
Travel Expense	22,237
Interest Expense	89,900
Depreciation	94,593
Other Expenses	65,163

TOTAL OPERATING EXPENSES	$	3,138,845
NET INCOME(LOSS)	$	(1,253,765)

See accountant's review report and accompanying notes to financial statements

VISIONAIZE, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
AS OF MARCH 31, 2024

	March 31, 2024 Shareholders' Equity
Balance as of March 31, 2023	$ (956,538)
Common Stock	3,364,048
Retained Earnings	(2,203,466)
Net Income(Loss)	(1,253,765)
Balance Shareholders' Equity March 31, 2024	$ (1,049,721)

VISIONAIZE, INC
STATEMENT OF CASH FLOW
AS OF MARCH 31, 2024

Cash flows from operating activities	
Net Income (Loss)	$ (1,253,765)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
Depreciation & Asset Amortization	94,593
(Increase) decrease in accounts receivable	(863,931)
(Increase) decrease in prepaid expenses	29,235
(Increase) decrease Loans from others	97,755
Increase (decrease) in accounts payable	567,022
Increase (decrease) in Credit Cards	(21,420)
Increase (decrease) in Payroll Liabilities	4,873
Increase (decrease) in deferred revenue	129,340
Increase (decrease) in accrued expenses	(540,661)
Net Cash Provided (Used) by Operating Activities	(1,756,959)
Cashflow from investing activities	
Net Cash Provided (Used) by Investing Activities	-
Cashflow from financing activities	
Long Term Debt	(49,668)
Proceeds from equity investment	2,397,681
Net Cash Provided (Used) by Financing Activities	2,348,013
NET INCREASE (DECREASE) IN CASH	591,054
CASH, BEGINNING OF YEAR	859,866
CASH, END OF YEAR	$ 1,450,920

Supplemental disclosures of cash flow information:

Cash paid during the year for: Interest expense	$ 89,900

See accountant’s review report and accompanying notes to financial statements

VISIONAIZE, INC
NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 31, 2023

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Visionaize Inc. (the "Company") was incorporated under the laws of the State of California on April 24, 2020. The consolidated financial statements include the accounts of E-Connect and INOVX Solutions Inc. both companies are wholly owned California Corporation and operate as subsidiaries of Visionaize Inc. The Company is an emerging growth entity develops Artificial Intelligence and Digital Twin visualization and contextualization products that provides solutions to Enterprises for analysis of structured or unstructured data to build predictive and visual models to solve business problems and provide efficient decision making. The visualization of plant and manufacturing facility helps in safety, security and productivity of personnel working Industrial Sector.

On September 8, 2021, Visionaize acquired INOVX Solutions Inc, a 3D digital twin software product and visualization solutions deployed for use by Oil & Gas industry and other industrial sectors.

The accompanying consolidated financial statements as of and for the year ended March 31, 2024, include the accounts of the Company and its wholly owned subsidiaries, E-Connect, and INOVX Solutions Inc.

All significant transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP").

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The Company’s management uses estimates and assumptions in preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Those estimates are based on information as of the date of the consolidated financial statements. Significant estimates made by management include but are not limited to the fair value of common stock issued. Actual results could vary from those estimates.

Cash and Cash Equivalents

For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. To reduce the risk associated with the failure of such financial institutions, the Company evaluates at least annually the rating of the financial institutions in which it holds deposits. The Company has not experienced any losses in such accounts.

Accounts Receivable and Concentrations of Credit Risk

The Company has a policy of providing an allowance for doubtful accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. The Company has three or more customers whose outstanding receivable as of March 31, 2024, are more than 10% of total receivables.

Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The accounts receivable balance as of March 31, 2024, net of allowance is $407,859 and there are no bad debts or required allowance for doubtful debts.

Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- x Level 1 – Quoted prices in active markets for identical securities.
- x Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities or active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- x Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of March 31, 2024, the carrying value of the Company's financial instruments approximates their fair values due to their short maturities. This includes cash, accounts receivable, other assets, accounts payable and accrued expenses, long term notes payable and long-term debt. Based on borrowing rates currently available for loans with similar terms, the carrying value of the Company's long-term debt approximates fair value. The carrying value of investments reflected at fair value are presented by level of fair value determination.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over the following estimated useful lives:

Classification	Estimated Useful Life
IDF Product IP	3 Years
Computer Systems	5 Years
Furniture & fixtures	10 Years
Office Equipment	10 Years

Long Lived Assets

Long-lived assets, including the Company's property and equipment and intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the related asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its fair market value. To date the company recorded an adjustment to impair goodwill and an investment.

Revenue Recognition

The Company adopted Accounting Standards Codification No. 606, Revenue from Contracts with Customers (ASC 606) at the beginning of April 2020, when the Company was incorporated. The Company generates revenues from software development service. The Company, as principal, sells its service through contracted software engineers. Revenue is recognized when service is performed, and customer is billed. At present, the Company provides technical services based on time and material.

The Company records revenue from numerous sources including services related to professional services, software licensing, maintenance and technical support, artificial intelligence (AI) solutions and Analytical service provider. The Company recognizes revenue once performance obligation has been fulfilled. The following indicators are evaluated in determining when control has passed to the customer: (i) Identify the contract, or contracts, with a customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; (v) Recognize revenue when the Company satisfies a performance obligation.

The company receives SOW (Statements of Work) and/or purchase orders from customers, the number of resources required are determined as per SOW. The SOW provides technical skills and experience required to complete the project and the hourly rate to be charged for each professional resource. The commercial arrangements with customers are time and material, the Company charges and recognizes the revenue for each professional resource based on number of hours worked, industry standard practice, at the end of each month. The revenue is earned based on the hours worked by the professional resource and customer is billed monthly. The Company acts as the principle in all revenue transactions.

The software products and solutions sold to the customers operating in Oil & Gas and Power energy sector, the revenue composition includes:

    1)   Software License, a lump sum payment by customer to use our V suite product for certain period of time usually annual or more, the revenue is amortized over licensing contract period.
    2)   The implementation and professional services revenue is recognized based on completion and acceptance of milestone by the customer/client.

Payments received in advance from the customers for which work has not been performed is accounted for as deferred revenue. Upon completion of performance obligation, relevant deferred revenue is changed to income.

Cost of revenue

Cost of revenue includes all costs pertaining to services provided to customers, primarily the cost incurred by contracted engineers.

Stock-Based Compensation

Stock-based compensation is accounted for based on the requirements of ASC 718, "Compensation – Stock Compensation", which requires recognition in the financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant date fair value of the award. The Company would recognize compensation on a straight- line basis over the requisite service period for each award, if any.

Income Taxes

The Company accounts for income taxes pursuant to the provision of Accounting Standards Codification ("ASC") 740-10, "Accounting for Income Taxes" ("ASC 740-10"), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more likely than not recognition threshold is measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25, "Definition of Settlement", which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.

Accounting Pronouncements Recently Issued

In 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) guidance on leases, with amendments issued in 2018. The guidance requires lessees to recognize most leases on the balance sheet but does not change the manner in which expenses are recorded in the income statement. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The two permitted transition methods under the guidance are the modified retrospective transition approach, which requires application of the guidance for all comparative periods presented, and the cumulative effect adjustment approach, which requires prospective application at the adoption date. ASU No. 2016-02 is effective for private companies for fiscal years beginning after December 15, 2021, with early adoption permitted. Management has assessed the impact of ASU 2016-02 and has noted that it has material long term leases. The Company adopted the standard on April 1, 2022.

In March 2022, the FASB issued ASU 2022-02, ASC Subtopic 326 "Credit Losses": Troubled Debt Restructurings and Vintage Disclosures. Since the issuance of Accounting Standards Update No. 2016-13, Financial Instruments— Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the Board has provided resources to monitor and assist stakeholders with the implementation of Topic 326. Post-Implementation Review (PIR) activities have included forming a Credit Losses Transition Resource Group, conducting outreach with stakeholders of all types, developing educational materials and staff question-and-answer guidance, conducting educational workshops, and performing an archival review of financial reports. ASU No. 2022-02 is effective for annual and interim periods beginning after December 15, 2022. The adoption of this standard did not have a significant impact on the Company's unaudited consolidated financial statements.

NOTE 3 – GOING CONCERN

As reflected in the accompanying consolidated financial statements, the Company has a net loss of $1,253,765and net cash used in operations of $1,756,959 for the year ended March 31, 2024. The Company has a working capital surplus of approximately $186,000, as of March 31, 2024. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or to obtain the necessary financing to meet its debt obligations and repay its liabilities arising from normal business operations when they come due. The Company's ability to raise additional capital through future issuances of common stock is unknown. The attainment of additional financing, the successful development of the Company's contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations.

Uncertainty regarding these matters raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. While the Company believes in the viability of its strategy to generate revenues, there can be no assurances to that effect. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following on March 31, 2024:

Classification	March 31, 2024	
Computer system	$	147,623 $
Furniture & fixtures		9,628
Office equipment		28,349
Field equipment		439,796
Total cost of property and equipment		625,396
Less accumulated depreciation		(588,933)
Net property and equipment	$	36,463

Depreciation expense for the years ended March 31, 2024, is $36,483. The Company had fixed asset acquisitions of $0 in the year 2024.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consisted of the following on March 31, 2024:
Amortization expense for the years ended March 31, 2024, is $52,357. The Company acquired intangible asset from IDF products in fiscal year 2022 for $157,070 paid by the company's stock in the computed amount of 4,842,809.

NOTE 6 – MERGER AGREEMENT

The Company has agreed and entered on September 8, 2021, into a Merger Agreement with FAMA Holding Limited, a company incorporated in Saudi Arabia. The FAMA Holding Ltd owns over 99% of shareholding of INOVX Solutions Inc, (called as INOVX), a California Corporation and decided to merge with Visionaize based on the following terms:

1)   The Company will issue shares of Visionaize common stock to the shareholders of INOVX in stock swap transactions to merge INOVX with Visionaize. The Company will issue 12,500,000 shares of Visionaize common stock to INOVX shareholders existing at the closing date of Merger.

2)   The Company will also issue the 2,750,000 shares of Visionaize common stock to the existing employees of INOVX.

3)   The Company will pay the outstanding debt amounting to $300,000 owed to FAMA Holding Limited in three equal installments, the first installment will be payable at the time of execution of merger agreement and the balance in two equal installments of $100,000 each in 12 months.

4)   The Company also agreed that the share value Visionaize common stock at the IPO will be greater than $0.50 (fifty cents) and maintain the same value for six months after listing with Stock Exchange. In the event the share value is lower than $0.50 (fifty cents), the Company will issue additional shares.

Acquisition of INOVX:

Fair Value of assets acquired

Cash	$	121,582
Current assets		230,964
Right-of-use assets		-
Non-current assets		68,707
Total assets acquired	$	421,253

Fair Value of liabilities assumed

Current liabilities	$	2,113,409
Lease liabilities		-
Non-current liabilities		618,765
Total liabilities assumed	$	2,732,174
Net assets acquired	$	
		(2,310,921)

Purchase consideration

Stock Given	$	190,625
Fair value of total consideration transferred	$	190,625

Purchase Price Allocation

Fair value of net assets acquired as of September 1, 2021,	$	2,310,921
Fair value of total consideration transferred		190,625
Goodwill arisen from acquiring Inovx	$	2,501,546

The merger transaction had two components, payment of past balance owed to $300,000 in installments and issuance of shares of Visionaize common stock to shareholders of INOVX Solutions Inc. The Company acquired the assets at book value of $421,253 and assumed all the liabilities owed to internal and external parties amounting to $2,732,174. The Goodwill amount computed as of September 1, 2021, is $2,501,546, this amount was impaired in the fiscal year 2022 and written off in Profit & Loss.

NOTE 7 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The Company has three vendors whose total outstanding balance as of March 31, 2024, are more than 10% of total accounts payable balance and accrued expenses at year-end. Accounts payable and accrued expenses to vendors as of March 31, 2024, was $1,176,344.

NOTE 8 – DEBT

Fiscal Year from April 1, 2021, through March 31, 2022

Long Term Note Payable: As part of merger of INOVX Solutions Inc. the Company had to pay three installments of $100,000 each to FAMA Holdings Ltd. The Note payable balance owed to FAMA Holdings Ltd as of March 31, 2022, is $100,000 and as of March 31, 2023, is $0. The note payable to FAMA holdings LTD was assumed as part of purchase consideration.

In order to pay third installment to FAMA holding, the company borrowed $100,000 from Novel Growth Partners LLC under the terms and conditions whereby the Company has to payback twelve installments of $4,167 each for the first year and the remaining balance to be paid in equal 12 installment of $6,250 each. The total amount paid back to Novel Growth Partners LLC will be $125,000 for the borrowed funds of $100,000, the effective rate of interest will 12.5% p.a. The balance outstanding owed to Novel Growth partners as of March 31, 2022, is $0. As of March 31, 2023, the Note payable balance outstanding is $100,333 for Novel Growth Partners LLC.

Fiscal Year from April 1, 2022, through March 31, 2023.

The Company borrowed $25,000 from Charlie Robinson against convertible notes at the interest rate of 6% p.a. The note holder has the right to convert the outstanding balance (principal and interest) at the discount of 30% of IPO price per share at the time of Senior Exchange Listing. The interest expense for the fiscal year ending March 31, 2023, is $1,196 and $1,500 for fiscal year ending March 31, 2024. The accrued interest will convert into shares at the time of IPO.

The Company borrowed $100,000 from Jamie Seagraves against convertible notes at the interest rate of 3% p.a. The note holder has the right to convert the outstanding balance (principal and interest) at the discount of 50% of IPO price per share at the time of Senior Exchange Listing. The interest expense is $3,000 for fiscal year ending March 31, 2024. The accrued interest will convert into shares at the time of IPO.

The Company borrowed $100,000 from James McDaniel against convertible notes at the interest rate of 6% p.a. The note holders have the right convert the outstanding balance (principal and interest) at the discount of 30% of IPO price per share at the time of Senior Exchange Listing. The interest expense is $1,605 for fiscal year ending March 31, 2023, and $3,000 for the fiscal year ending March 31, 2024. The accrued interest will convert into shares at the time of IPO.

There was a short-term loan borrowed by INOVX Solutions Inc, from the key employee who agreed to replace the loan outstanding amounting to $118,737 as of March 31, 2023, into convertible note carrying the interest rate of 3% p.a. The note holder has the right to convert the outstanding balance (principal and interest) at 30% discount to IPO price per share at the time of Senior Exchange Listing. The convertible note was executed on April 1, 2023, the interest expense for fiscal year ending March 31, 2024, is $3,562 and $3,084 for fiscal year ending March 31, 2023. The accrued interest will convert into shares at the time of IPO.

The amount owed to all the Convertible Note holders as of March 31, 2024, is $1,523,737

The Company assumed the short-term loan owed to key management personnel as part of merger transaction, the balance outstanding as of March 31, 2022, is $202,856. The balance outstanding as of March 31, 2023, pertaining to short term loan was transferred to Note Payable account. The amount transferred to Note Payable account is $118,737, as the key management personnel executed the convertible note on terms and conditions stated in the note 11.

NOTE 9 – CONVERTIBLE NOTE PAYABLE TO RELATED PARTIES:

The outstanding balance owed to note holders amounts to $100,000, the related parties are also shareholders and officers of the Company have the right to convert into shares of Visionaize stock at the discount of 30% at the time of listing of stock at Senior Exchange. The interest expense pertaining to note payable is $3,000 in fiscal year ending March 31, 2024.The outstanding balance including accrued interest and principal payable to note holders will convert into shares at the time of IPO.

The Company owes 50,000 to key shareholder as of March 31, 2024, against a convertible note, the interest expense is $1,500 in 2024. The outstanding balance includes the principal and accrued expenses will convert into shares at the time of IPO.

Convertible Note Payable:

The company issued a convertible note for the funds borrowed from director and key shareholder amounting to $380,000, the Note holder is entitled to convert the outstanding balance (principal and interest) of the Note in the event of IPO. The interest expense for the fiscal years March 31,2024 is $30,400. The accrued interest and principal will be converted into equity in the event of IPO.

The company issued a convertible note to SPV Emerging Technology Capital for funds borrowed amounting to $500,000 under the terms that if the Company raise $2,000,000 from financial institution consider as qualified financing the Holder has the right to convert the outstanding balance into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $130,000,000.00 ("*Valuation Cap*") by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing. The outstanding balance of note payable as of March 31, 2024, is $500,000. The interest expense for fiscal year ending March 31, 2024, is $30,000. The accrued interest and principal will be converted at the time of IPO.

The Company owes to a director and key shareholder $50,000 as of March 31,2024. The note holder has the right to convert the outstanding balance (principal plus accrued interest) at the time of IPO. The interest expense pertaining to convertible note payable is $1,500 for fiscal year ending March 31, 2024. The accrued interest will convert into shares at the time of IPO.

NOTE 10 - STOCKHOLDERS' EQUITY

As of March 31, 2024, we are authorized to issue 500,000,000 of common stock with no par value.

During the year ended March 31, 2024, the company issued the following shares of common stock:
   * 4,691,790 shares issued for cash investment.
   * 741,033 shares issued to full-time employees and consultants.

The number of shares of Visionaize stock outstanding as of March 31, 2024, is 168,555,659.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

On September 15, 2020, the company entered into an agreement with Partha Dasgupta to grant 100,000 shares of common stock for marketing and business development work in order to open new markets in the Middle East, North America, and Asia-Pacific regions. The shares will be granted based on attainment of specific milestones/objectives.

Operating Leases

March 5, 2019, INOVX Solutions entered into a lease agreement with Universal Properties LCP Ten. LLC, for Suite 220 located at 16485 Laguna Canyon Road, Irvine CA 92618, monthly rent of $7,139 for space of 2596 square feet, until May 31, 2023. On September 8, 2021, the date of the acquisition of INOVX, the lease was assigned to Visionaize from June 30, 2023, and extended to July 1, 2027. The terms and conditions of the assignment required that if the building owner cannot find a smaller space (40% of the existing space), the rent will be reduced by 30% of the existing rent of $7,139 per month.

Visonaize, Inc. leases its office space under a third-party operating lease agreement for $6,334 per month for 72 months which expires in June 2027. The interest rate used to compute the interest on the operating is 5% per year.

Lease right-of-use assets represent the right to use an underlying asset pursuant to the lease for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Lease right-of-use assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception that a lease exists. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using our estimated incremental borrowing rate generally applicable to the location of the lease right-of-use asset unless an implicit rate is readily determinable. We combine lease and certain non-lease components in determining the lease payments subject to the initial present value calculation. Lease right-of-use assets include upfront lease payments and exclude lease incentives, if applicable. When lease terms include an option to extend the lease, we have not assumed the options will be exercised.

Lease expense for operating leases generally consists of both fixed and variable components. Expense related to fixed lease payments are recognized on a straight-line basis over the lease term. Variable lease payments are generally expensed as incurred, where applicable, and include agreed-upon changes in rent,

certain non-lease components such as maintenance and other services provided by the lessor, and other charges included in the lease. Leases with an initial term of twelve months or less are not recorded on the balance sheet. The company recognized a right of use asset of $279,795 as of March 31, 2024. We recognized total lease expense of $80,164 for the year ending March 31, 2024, primarily related to operating lease costs paid to lessors from operating cash flows. We entered into our operating lease in April 2019.

Future lease commitments under these operating leases as of March 31, 2024, are as follows:

	Total
Year Ended March 31,	
2024	$ 72,322
2025	72,322
2026	72,322
Thereafter	90,444
Total lease payment	307,410
Less: Imputed interest	(54,831)
Operating lease liabilities	252,579
Operating lease liability - current	59,957
Operating lease liability - non-current	$ 192,622

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated the consolidated financial statements for subsequent events occurring through October 8, 2024, the date the consolidated financial statements were available to be issued and has made the determination that nothing other than the above requires disclosure.

The Company issued 397,142 shares to the investors including a channel partner amounting to $135,000 invested after the fiscal year ending March 31, 2024.

On May 23, 2024, the Company issued 1,094,000 shares to employee and consultant for providing services to support operations, management services, sales, and marketing activities.

40,000 shares were issued for investment on May 23, 2024, and 357,142 on September 9, 2024.

VISIONAIZE, INC

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2023, and March 31, 2022

INDEX TO FINANCIAL STATEMENTS



TPS THAYER
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Management of
Visionaize, Inc.
Silicon Valley, California

We have reviewed the accompanying consolidated financial statements of Visionaize, Inc. (a California incorporated), which comprise the balance sheets as of March 31, 2023, and 2022, and the related statements of operations and stockholders' deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the Consolidated Financial Statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Visionaize, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, TX
December 21, 2023


VISIONAIZE, INC.
CONSOLIDATED BALANCE SHEETS
As of March 31, 2023, and 2022


ASSETS		2023		2022
Current Assets				
Cash	$	859,866	$	1,076,725
Accounts receivable, net		1,271,790		735,421
Prepaid expenses		36,581		18,298
Total Current Assets		2,168,237		1,830,444
Property and Equipment, Net		73,246		101,775
Advance for services		-		402,377
Security deposit		25,000		25,000
Right of use asset		279,795		337,437
Intangible asset, net		91,624		143,981
Total Assets		2,637,902		2,841,014
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities				
Accounts payable and accrued expenses	$	1,181,285	$	1,600,565
Deferred revenue		599,445		231,979
Payroll liabilities		37,062		74,640
Short-term note payable		-		202,856
Operating lease liability-current		59,957		75,261
Total Current Liabilities		1,877,728		2,185,301
Non-Current Liabilities				
Long-term note payable		100,332		100,000
Convertible note payable		1,323,737		930,000
Convertible note payable-related party		100,000		75,000
Operating lease liability non-current		192,622		252,579
Total Liabilities		3,594,440		3,542,880
Commitments and Contingencies		-		-
Stockholders' Deficit				
Common Stock		1,446,854		1,360,796
Accumulated deficit		(2,403,392)		(2,062,662)
Total Stockholders' Deficit		(956,538)		(701,866)
Total Liabilities and Stockholders' Deficit	$	2,637,902	$	2,841,014


The accompanying notes are an integral part of these consolidated financial statements


VISIONAIZE, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the Years Ended March 31, 2023, and 2022

	2023		2022
Revenue	$ 5,394,866	$	4,738,578
Cost of goods sold	2,069,355		2,388,743
Gross Profit	3,325,511		2,349,835
Operating Expenses			
General and administrative	1,705,415		875,407
Salary and wages	1,741,993		1,501,340
Total operating expenses	3,447,408		2,376,747
Income (loss) from operations	(121,897)		(26,912)
Other Income/(Expense)			
Interest expense	(23,649)		(23,604)
PPP loan forgiveness income	-		318,765
Investment impairment loss	(176,820)		-
Goodwill Impairment Loss	-		(2,501,546)
Other expenses	(18,364)		-
Total Other Income/(Expense)	(218,833)		(2,206,385)
Net operating income/(expense)	(340,730)		(2,233,297)
Income tax expense	-		-
Net Loss	$ (340,730)	$	(2,233,297)

The accompanying notes are an integral part of these consolidated financial statements

VISIONAIZE, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY/(DEFICIT)
For the Years Ended March 31, 2023, and 2022

	Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Equity/(Deficit)
Balance March 31, 2021	94,800,000	$ 505,356	$ 161,038	$ 666,394
Net adjustment arising from pronouncement recently issued – Note 2	-	-	9,597	9,597
Balance March 31, 2021 - restated	94,800,000	505,356	$ 170,635	$ 675,991
Shares issued to employees	760,000	9,500	-	9,500
Shares for purchase of INOVX	15,221,498	190,269	-	190,269
Shares issued to vendors	377,201	188,601	-	188,601
Issuance of shares for cash	45,800,000	310,000	-	310,000
Shares issued for purchase of IDF product	4,842,809	157,070	-	157,070
Net Income	-	-	(2,233,297)	(2,233,297)
Balance March 31, 2022	161,801,508	$ 1,360,796	$ (2,062,662)	$ (701,866)
Shares issued to employees	1,178,502	14,645	-	14,645
Shares issued to employees in lieu of vacation	142,826	71,413	-	71,413
Net Loss	-	-	(340,730)	(340,730)
Balance March 31, 2023	163,122,836	$ 1,446,854	$ (2,403,392)	$ (956,538)

The accompanying notes are an integral part of these consolidated financial statements

VISIONAIZE, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY/(DEFICIT)
For the Years Ended March 31, 2023, and 2022

CASH FLOWS FROM OPERATING ACTIVITIES		2023		2022
Net Income (loss)	$	(340,730)	$	(2,233,297)
Adjustments to reconcile net income to net cash need in operating activities:				
Depreciation and Amortization		91,729		21,314
Lease liability amortization		(17,619)		-
Changes in operating assets and liabilities:				
Accounts receivable, net		(536,369)		(391,895)
Prepaid expenses		(18,262)		17,536
Security deposit		-		(25,000)
Accounts payable and accrued expenses		(419,301)		1,604,450
Payroll liabilities		(37,578)		13,676
Unearned revenue		367,466		231,979
Lease liability amortization		-		(9,597)
Cash used in Operating Activities		(910,664)		(770,834)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of office equipment		(10,843)		(110,000)
Investment of Ideation/INOVX		402,377		73,724
Cash provided by (used in) investing activities		391,534		(36,276)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of common stock		86,058		310,000
Proceeds from issuance of notes payable		332		302,856
Proceeds from issuance of convertible notes		393,737		930,000
Proceeds from issuance of convertible notes-related party		25,000		75,000
Principal payments on notes payable		(202,856)		-
Cash provided by financing activities		302,271		1,617,856
NET INCREASE (DECREASE) IN CASH		(216,859)		810,746
Beginning of Year		1,076,725		265,979
End of Year	$	859,866	$	1,076,725
Supplemental cashflow information:				
Cash paid in interest		-		-
Cash paid for taxes		-		-
Non-cash investing and financing transactions:				
Forgiveness of PPP loan				318,765
Shares issued for purchase of IDF product		-		157,070
Shares issued for purchase of Inovx		-		188,601
Shares issued to vendors and employees		-		199,769

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Visionaize Inc. (the "Company") was incorporated under the laws of the State of California on April 24, 2020. The consolidated financial statements include the accounts of E-Connect and INOVX Solutions Inc. both companies are wholly owned California Corporation and operate as subsidiaries of Visionaize Inc. The Company is an emerging growth entity develops Artificial Intelligence and Digital Twin visualization and contextualization products that provides solutions to Enterprises for analysis of structured or unstructured data to build predictive and visual models to solve business problems and provide efficient decision making. The visualization of plant and manufacturing facility helps in safety, security and productivity of personnel working Industrial Sector.

On September 8, 2021, Visionaize acquired INOVX Solutions Inc, a 3D digital twin software product and visualization solutions deployed for use by Oil & Gas industry and other industrial sectors.

The accompanying consolidated financial statements as of and for the year ended March 31, 2023, and 2022, include the accounts of the Company and its wholly owned subsidiaries, E-Connect, and INOVX Solutions Inc.

All significant transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The Company's management uses estimates and assumptions in preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Those estimates are based on information as of the date of the consolidated financial statements. Significant estimates made by management include but are not limited to the fair value of common stock issued. Actual results could vary from those estimates.

Cash and Cash Equivalents

For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. To reduce the risk associated with the failure of such financial institutions, the Company evaluates at least annually the rating of the financial institutions in which it holds deposits. The Company has not experienced any losses in such accounts.

Accounts Receivable and Concentrations of Credit Risk

The Company has a policy of providing an allowance for doubtful accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. The Company has three or more customers whose outstanding receivable as of March 31, 2023, and 2022 are more than 10% of total receivables.

Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- Level 1 – Quoted prices in active markets for identical securities.
- Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities or active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of March 31, 2023, the carrying value of the Company's financial instruments approximates their fair values due to their short maturities. This includes cash, accounts receivable, other assets, accounts payable and accrued expenses, long term notes payable and long-term debt. Based on borrowing rates currently available for loans with similar terms, the carrying value of the Company's long-term debt approximates fair value. The carrying value of investments reflected at fair value are presented by level of fair value determination.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over the following estimated useful lives:

Classification	Estimated Useful Life
IDF Product IP	3 Years
Computer Systems	5 Years
Furniture & fixtures	10 Years
Office Equipment	10 Years

Long Lived Assets

Long-lived assets, including the Company's property and equipment and intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the related asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its fair market value. To date the company recorded an adjustment to impair goodwill and an investment.

Revenue Recognition

The Company adopted Accounting Standards Codification No. 606, Revenue from Contracts with Customers (ASC 606) at the beginning of April 2020, when the Company was incorporated. The Company generates revenues from software development service. The Company, as principal, sells its service through contracted software engineers. Revenue is recognized when service is performed, and customer is billed. At present, the Company provides technical services based on time and material.

The Company records revenue from numerous sources including services related to professional services, software licensing, maintenance and technical support, artificial intelligence (AI) solutions and Analytical service provider. The Company recognizes revenue once performance obligation has been fulfilled. The following indicators are evaluated in determining when control has passed to the customer: (i) Identify the contract, or contracts, with a customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; (v) Recognize revenue when the Company satisfies a performance obligation.

The company receives SOW (Statements of Work) and/or purchase orders from customers, the number of resources required are determined as per SOW. The SOW provides technical skills and experience required to complete the project and the hourly rate to be charged for each professional resource. The commercial arrangements with customers are time and material, the Company charges and recognizes the revenue for each professional resource based on number of hours worked, industry standard practice, at the end of each month. The revenue is earned based on the hours worked by the professional resource and customer is billed monthly. The Company acts as the principle in all revenue transactions.

The software products and solutions sold to the customers operating in Oil & Gas and Power energy sector, the revenue composition includes:

1) Software License, a lump sum payment by customer to use our V suite product for certain period of time usually annual or more, the revenue is amortized over licensing contract period.
2) The implementation and professional services revenue is recognized based on completion and acceptance of milestone by the customer/client.

Payments received in advance from the customers for which work has not been performed is accounted for as deferred revenue. Upon completion of performance obligation, relevant deferred revenue is changed to income.

Cost of revenue

Cost of revenue includes all costs pertaining to services provided to customers, primarily the cost incurred by contracted engineers.

Stock-Based Compensation

Stock-based compensation is accounted for based on the requirements of ASC 718, "Compensation – Stock Compensation", which requires recognition in the financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award. The Company would recognize compensation on a straight-line basis over the requisite service period for each award, if any.

Income Taxes

The Company accounts for income taxes pursuant to the provision of Accounting Standards Codification ("ASC") 740-10, "Accounting for Income Taxes" ("ASC 740-10"), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740- 10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more likely than not recognition threshold is measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25, "Definition of Settlement", which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.

Accounting Pronouncements Recently Issued

In 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) guidance on leases, with amendments issued in 2018. The guidance requires lessees to recognize most leases on the balance sheet but does not change the manner in which expenses are recorded in the income statement. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The two permitted transition methods under the guidance are the modified retrospective transition approach, which requires application of the guidance for all comparative periods presented, and the cumulative effect adjustment approach, which requires prospective application at the adoption date. ASU No. 2016-02 is effective for private companies for fiscal years beginning after December 15, 2021, with early adoption permitted. Management has assessed the impact of ASU 2016-02 and has noted that it has material long term leases. The Company adopted the standard on April 1, 2022. On adoption, the Company recorded a lease liability of approximately $369,373, a retrospective adjustment to retained earnings of $9,597, and a corresponding right of use asset of $369,373 based on the present value of the remaining minimum rental payments for existing operating leases.

In March 2022, the FASB issued ASU 2022-02, ASC Subtopic 326 "Credit Losses": Troubled Debt Restructurings and Vintage Disclosures. Since the issuance of Accounting Standards Update No. 2016-13, Financial Instruments— Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the Board has provided resources to monitor and assist stakeholders with the implementation of Topic 326. Post-Implementation Review (PIR) activities have included forming a Credit Losses Transition Resource Group, conducting outreach with stakeholders of all types, developing educational materials and staff question-and-answer guidance, conducting educational workshops, and performing an archival review of financial reports. ASU No. 2022-02 is effective for annual and interim periods beginning after December 15, 2022. The adoption of this standard did not have a significant impact on the Company's unaudited consolidated financial statements.

NOTE 3 – GOING CONCERN

As reflected in the accompanying consolidated financial statements, the Company has a net loss and net cash used in operations of $2,233,297 and $1,089,599 for the year ended March 31, 2022, and net loss of $340,730 and cash used in operations of $910,664, respectively, for the year ended March 31, 2023. The Company has a working capital surplus and accumulated deficit of approximately $290,509 and $2,403,392 respectively, as of March 31, 2023, compared to a working capital deficit of $354,857 and accumulated deficit of $2,062,662 as of March 31, 2022. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or   to obtain the necessary financing to meet its debt obligations and repay its liabilities arising from normal business operations when they come due. The Company's ability to raise additional capital through future issuances of common stock is unknown. The attainment of additional financing, the successful development of the Company's contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations.

Uncertainty regarding these matters raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. While the Company believes in the viability of its strategy to generate revenues, there can be no assurances to that effect. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 - ACCOUNTS RECEIVABLE

The Company has two customers whose total outstanding balance as of March 31, 2023, is more than 10% of the total accounts receivable balance at fiscal year-end. The accounts receivable balance as of March 31, 2023, net of allowance is $1,271,790 and there are no bad debts or required allowance for doubtful debts.

The Company has four customers whose total outstanding balances as of March 31,2022 are more than 10% of total accounts receivable balance at year-end. Accounts receivable, net of allowance, from customers as of March 31, 2022, was $735,421. As of March 31, 2022, the allowance for doubtful accounts amounted to $0, while 95% of the account receivable outstanding as of March 31, 2022, was collected within three months after year end.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following on March 31, 2023, and March 31, 2022:

Classification	March 31, 2023		March 31, 2022
Computer system	$ 142,171	$	131,328
Furniture & fixtures	9,628		9,628
Office equipment	28,349		28,349
Field equipment	439,796		439,795
Total cost of property and equipment	619,944		609,100
Less accumulated depreciation	(546,698)		(507,326)
Net property and equipment	$ 73,246	$	101,774

Depreciation expense for the years ended March 31, 2023, and 2022, was $39,372 and $15,716 respectively. The Company had fixed asset acquisitions of $10,844 in the year 2023 and $110,000 in 2022.

NOTE 6 – INTANGIBLE ASSETS

Intangible assets consisted of the following on March 31, 2023, and March 31, 2022:

Classification	March 31, 2023		March 31, 2022
Intangible asset – IDF Product	$ 157,070	$	157,070
Total intangible asset – IDF Product	157,070		157,070
Less accumulated amortization	(65,446)		(13,089)
Net intangible asset – IDF Product	$ 91,624	$	143,981

Amortization expense for the years ended March 31, 2023, and 2022, was $52,357 and $13,098 respectively. The Company acquires intangible asset from IDF products in fiscal year 2022 for $157,070 paid by the company's stock in the amount of 4,842,809.

NOTE 7 – MERGER AGREEMENT

The Company has agreed and entered on September 8, 2021, into a Merger Agreement with FAMA Holding Limited, a company incorporated in Saudi Arabia. The FAMA Holding Ltd owns over 99% of shareholding of INOVX Solutions Inc, (called as INOVX), a California Corporation and decided to merge with Visionaize based on the following terms:

1) The Company will issue shares of Visionaize common stock to the shareholders of INOVX in stock swap transactions to merge INOVX with Visionaize. The Company will issue 12,500,000 shares of Visionaize common stock to INOVX shareholders existing at the closing date of Merger.
2) The Company will also issue the 2,750,000 shares of Visionaize common stock to the existing employees of INOVX.
3) The Company will pay the outstanding debt amounting to $300,000 owed to FAMA Holding Limited in three equal installments, the first installment will be payable at the time of execution of merger agreement and the balance in two equal installments of $100,000 each in 12 months.

4) The Company also agreed that the share value Visionaize common stock at the IPO will be greater than $0.50 (fifty cents) and maintain the same value for six months after listing with Stock Exchange. In the event the share value is lower than $0.50 (fifty cents), the Company will issue additional shares.

Acquisition of INOVX:

Fair Value of assets acquired

Cash	$	121,582
Current assets		230,964
Right-of-use assets		-
Non-current assets		68,707
Total assets acquired	$	421,253

Fair Value of liabilities assumed

Current liabilities	$	2,113,409
Lease liabilities		-
Non-current liabilities		618,765
Total liabilities assumed	$	2,732,174
Net assets acquired	$	(2,310,921)

Purchase consideration

Stock Given	$	190,625
Fair value of total consideration transferred	$	190,625

Purchase Price Allocation

Fair value of net assets acquired as of September 1, 2021	$	2,310,921
Fair value of total consideration transferred		190,625
Goodwill arisen from acquiring Inovx	$	2,501,546

The merger transaction had two components, payment of past balance owed to $300,000 in installments and issuance of shares of Visionaize common stock to shareholders of INOVX Solutions Inc. The Company acquired the assets at book value of $421,253 and assumed all the liabilities owed to internal and external parties amounting to $2,732,174. The Goodwill amount computed as of September 1, 2021, is $2,501,546, this amount was impaired in the fiscal year 2022 and written off in Profit & Loss.

NOTE 8 – ADVANCE FOR SERVICES

The Company paid $287,500 and $3,125 during fiscal years March 31, 2021, and 2022, respectively, to Ideation for AI product development and for technical services performed by Ideation over two years. The Company also paid for services $40,334 for FYE March 31, 2021, and $348,206 for fiscal year ending March 31, 2022. The Company also paid $20,000 during fiscal year ending March 31, 2023. In June 2022, the Company decided to discontinue the outsourcing of the services and write off any of the remaining balance of the amount advanced to Ideation shareholders and Ideation Technologies and Solutions Pvt Limited. The remaining net balance of $176,720 owed by Ideation Technologies and Solutions Pvt Limited was written off in fiscal year ending March 31, 2023.

NOTE 9 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The Company has three vendors whose total outstanding balance as of March 31, 2023, and 2022 are more than 10% of total accounts payable balance and accrued expenses at year-end. Accounts payable and accrued expenses to vendors as of March 31, 2023, and 2022 were $1,181,264 and $1,600,565 respectively.

NOTE 10 - PAYROLL RELATED LIABITIES

Payroll related liabilities in the accompanying balance sheet represents payroll taxes including employer's contribution towards social security and Medicare. As of March 31, 2023, and March 31, 2022, the payroll liabilities totaled $37,062 and $74,640.

NOTE 11 – PPP LOAN

On March 28, 2021, the Company received loan proceeds in the amount of $318,765 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period. The Company's PPP loan was forgiven on November 19, 2021, in the full amount of $318,765 and has been reflected in the statement of cash flows.

NOTE 12 – DEBT

Fiscal Year from April 1, 2021, through March 31, 2022

Long Term Note Payable: As part of merger of INOVX Solutions Inc. the Company had to pay three installments of $100,000 each to FAMA Holdings Ltd. The Note payable balance owed to FAMA Holdings Ltd as of March 31, 2022 is $100,000 and as of March 31, 2023 is $0. The note payable to FAMA holdings LTD was assumed as part of purchase consideration.

In order to pay third installment to FAMA holding, the company borrowed $100,000 from Novel Growth Partners LLC under the terms and conditions whereby the Company has to payback twelve installments of $4,167 each for the first year and the remaining balance to be paid in equal 12 installment of $6,250 each. The total amount paid back to Novel Growth Partners LLC will be $125,000 for the borrowed funds of $100,000, the effective rate of interest will 12.5% p.a. The balance outstanding owed to Novel Growth partners as of March 31, 2022, is $0. As of March 31, 2023, the Note payable balance outstanding is $100,333 for Novel Growth Partners LLC.

Fiscal Year from April 1, 2022, through March 31, 2023.

The Company borrowed $25,000 from Charlie Robinson against convertible notes at the interest rate of 6% p.a. The note holder has the right to convert the outstanding balance (principal and interest) at the discount of 30% of IPO price per share at the time of Senior Exchange Listing. The interest expense for the fiscal year ending March 31, 2022, is $0 and $1,196 for fiscal year ending March 31, 2023. The accrued interest will convert into shares at the time of IPO.

The Company borrowed $100,000 from Jamie Seagraves against convertible notes at the interest rate of 3% p.a. The note holder has the right to convert the outstanding balance (principal and interest) at the discount of 50% of IPO price per share at the time of Senior Exchange Listing. The interest expense is $0 for fiscal year ending March 31, 2022, and $1,987 for fiscal year ending March 31, 2023. The accrued interest will convert into shares at the time of IPO.

The Company borrowed $100,000 from James McDaniel against convertible notes at the interest rate of 6% p.a. The note holders have the right convert the outstanding balance (principal and interest) at the discount of 30% of IPO price per share at the time of Senior Exchange Listing. The interest expense is $0 for fiscal year ending March 31, 2022, and $1,605 for the fiscal year ending March 31, 2023. The accrued interest will convert into shares at the time of IPO.

There was a short-term loan borrowed by INOVX Solutions Inc, from the key employee who agreed to replace the loan outstanding amounting to $118,737 as of March 31, 2023, into convertible note carrying the interest rate of 3% p.a. The note holder has the right to convert the outstanding balance (principal and interest) at 30% discount to IPO price per share at the time of Senior Exchange Listing. The convertible note was executed on April 1, 2023, the interest expense for fiscal year ending March 31, 2023, is $3,084 and $1,791 for fiscal year ending March 31, 2022. The accrued interest will convert into shares at the time of IPO.

The amount owed to all the Convertible Note holders as of March 31, 2023, is $1,323,737 and $930,000 as of March 31, 2022.

The Company assumed the short-term loan owed to key management personnel as part of merger transaction, the balance outstanding as of March 31, 2022, is $202,856. The balance outstanding as of March 31, 2023, pertaining to short term loan was transferred to Note Payable account. The amount transferred to Note Payable account is $118,737, as the key management personnel executed the convertible note on terms and conditions stated in the note 11.

NOTE 13 – CONVERTIBLE NOTE PAYABLE TO RELATED PARTIES:

The Company received $50,000 and $25,000, from Vikas Agrawal and Subhash Sachdeva officers of the Company respectively against convertible note payable in March 2022, at interest rate 3% per year. The note holders have the right to convert into shares of Visionaize stock at the discount of 30% at the time of listing of stock at Senior Exchange. The outstanding balance payable to note holders is $75000 as of March 31, 2022. The interest expense pertaining to note payable Vikas Agrawal is $8 for fiscal year March 31, 2022, and $1,490 in fiscal year ending March 31, 2023. In fiscal year ending March 31, 2023, the Company received $25,000 from Subhash Sachdeva against convertible note payable at the interest rate of 3% and the note holder has the right to convert amount outstanding into shares of Visionaize stock at the time going IPO at Senior Stock Exchange. The amount outstanding against convertible note payable to Vikas Agrawal and Subhash Sachdeva is $50,000 respectively as of March 31, 2023. The interest expense pertaining to convertible note payable to Subhash Sachdeva is $6 in fiscal year ending March 31, 2022, and $1,416 in fiscal year ending March 31, 2023.The accrued interest will convert into shares at the time of IPO.

The Company raised 50,000 from key shareholder Judhajit Sen Mazumdar, by issuing convertible note of $50,000 at interest rate of 3% per year in May 2022 and the note holder has the right to convert the outstanding balance (principal and interest) of the note at 30% discount of IPO price per share at the time of Senior Exchange Listing. The balance outstanding is $0 as of March 31, 2022, and $50,000, the note holder has the right to convert the principal and accrued interest payable at the time of conversion into Equity shares. The interest expense is $0 for fiscal year ending March 31, 2022, and $1,410 in fiscal year ending March 31, 2023. The accrued interest will convert into shares at the time of IPO.

Convertible Note Payable:

The company issued a convertible note for the funds borrowed from Romesh Japra, key shareholder amounting to $380,000, interest payable at 8% p.a, and the Note holder is entitled to convert the outstanding balance (principal and interest) of the Note in the event of IPO at thirty percent discount to IPO price per share at the time of Senior Exchange Listing. The outstanding amount of note payable to Romesh Japra is $380,000 as of March 31, 2022, and March 31, 2023.The interest expense for the fiscal years March 31, 2022, and 2023 is $13,133 and 30,400 respectively. The accrued interest and principal will be converted into equity in the event of IPO.

The company issued a convertible note to SPV Emerging Technology Capital for funds borrowed amounting to $500,000 under the terms that if the Company raise $2,000,000 from financial institution consider as qualified financing the Holder has the right to convert the outstanding balance into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $130,000,000.00 ("*Valuation Cap*") by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing. The outstanding balance of note payable as of March 31, 2022, and March 31, 2023, is $500,000. The interest expense for fiscal years March 31, 2022, and March 31, 2023, is $8,000 and 30,000 respectively. The accrued interest and principal will be converted at the time of IPO.

The Company borrowed $50,000 from Romesh Japra on March 31, 2022, against convertible note payable at the interest rate of 3%. The note holder has the right to convert the outstanding balance (principal plus accrued interest) at the time of listing stock with Senior Listing at 30% discount to IPO share price. The balance outstanding is $50,000 as of March 31, 2022, and March 31, 2023. The interest expense pertaining to convertible note payable to Romesh Japra is $4 for fiscal year ending March 31, 2022, and $1,500 for fiscal year ending March 31, 2023. The accrued interest will convert into shares at the time of IPO.

NOTE 14 - STOCKHOLDERS' EQUITY

As of September 30, 2023, and 2022, we are authorized to issue 500,000,000 of common stock with no par value.

During the year ended March 31, 2023, the company issued the following shares of common stock:
- 28,502 shares for the Inovx merger.
- 1,150,000 shares to full-time employees.
- 142,826 shares to employees in lieu of vacation.

During the year ended March 31, 2022, the company issued the following shares of common stock:
- 760,000 shares to full-time employees.
- 15,221,498 shares for the Inovx merger.
- 377,201 shares for the two vendors.
- 45,800,000 shares were issued for cash.
- 4,842,809 shares issued for the purchase of IDF product.

The number of shares of Visionaize stock outstanding as of March 31, 2023, and 2022, is 163,122,836, and 161,801,508 respectively.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

On September 15, 2020, the company entered into an agreement with Partha Dasgupta to grant 100,000 shares of common stock for marketing and business development work in order to open new markets in the Middle East, North America, and Asia-Pacific regions. The shares will be granted based on attainment of specific milestones/objectives.

Operating Leases

March 5, 2019, INOVX Solutions entered into a lease agreement with Universal Properties LCP Ten. LLC, for Suite 220 located at 16485 Laguna Canyon Road, Irvine CA 92618, monthly rent of $7,139 for space of 2596 square feet, until May 31, 2023. On September 8, 2021, the date of the acquisition of INOVX, the lease was assigned to Visionaize from June 30, 2023, and extended to July 1, 2027. The terms and conditions of the assignment required that if the building owner cannot find a smaller space (40% of the existing space), the rent will be reduced by 30% of the existing rent of $7,139 per month.

Visonaize, Inc. leases its office space under a third-party operating lease agreement for $6,334 per month for 72 months which expires in June 2027. The interest rate used to compute the interest on the operating is 5% per year.

Lease right-of-use assets represent the right to use an underlying asset pursuant to the lease for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Lease right-of-use assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception that a lease exists. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using our estimated incremental borrowing rate generally applicable to the location of the lease right-of-use asset unless an implicit rate is readily determinable. We combine lease and certain non-lease components in determining the lease payments subject to the initial present value calculation. Lease right-of-use assets include upfront lease payments and exclude lease incentives, if applicable. When lease terms include an option to extend the lease, we have not assumed the options will be exercised.

Lease expense for operating leases generally consists of both fixed and variable components. Expense related to fixed lease payments are recognized on a straight-line basis over the lease term. Variable lease payments are generally expensed as incurred, where applicable, and include agreed-upon changes in rent, certain non-lease components such as maintenance and other services provided by the lessor, and other charges included in the lease. Leases with an initial term of twelve months or less are not recorded on the balance sheet. The company recognized a right of use asset of $337,437 and $279,795 as of March 31, 2022, and March 31, 2023. We recognized total lease expense of approximately $72,332 and $42,194 for the years ended March 31, 2023, and 2022, primarily related to operating lease costs paid to lessors from operating cash flows. We entered into our operating lease in April 2019.

Future lease commitments under these operating leases as of March 31, 2023, are as follows:

Year Ended March 31,		Total
2024	$	72,322
2025		72,322
2026		72,322
Thereafter		90,444
Total lease payment		307,410
Less: Imputed interest		(54,831)
Operating lease liabilities		252,579
Operating lease liability - current		59,957
Operating lease liability - non-current	$	192,622

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated the consolidated financial statements for subsequent events occurring through December 21, 2023, the date the consolidated financial statements were available to be issued and has made the determination that nothing other than the above requires disclosure.

As of November 14, 2023, the Company raised investments from friends and family amounting to $1,092,500 and issued 4,628,933 shares of Visionaize stock.

The Company also issued 470,833 shares to consultants and advisors for providing services to support operations, management services, sales, and marketing activities.

Subsequent to the year end, On April 14, 2023, and on October 19, 2023, the Company issued convertible notes of $50,000 each, respectively for a total amount of $100,000. The noteholders have the right to convert the outstanding balance due at the time of listing stock with Senior Exchange into equity at 30% discount to the IPO price.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Transforming Operations with Immersive, Industrial AI

Visionaize, leveraging its patented V-Suite platform, provides patented AI-driven digital twin solutions to industrial giants like Harley Davidson and ExxonMobil, having raised $1.3M+ so far. We've deployed innovative tools in the oil, gas, and manufacturing sectors to maximize ...

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Visionaize
Transforming plant operations with immersive Industrial AI

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

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$0.35 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$499.80	$62.23M

REASONS TO INVEST

Innovative Solution: Visionaize's patented V-Plant Digital Twin and AI solutions reduce unplanned downtime, optimize asset performance, and drive sustainable operations across industries.

 Proven Traction: Partnering with industry leaders like Shell, Harley Davidson, ExxonMobil, Visionaize estimates it has delivered up to $50M in client benefits through reduced downtime and improved efficiency and raised $1.3M+.

 Booming Market: Visionaize is at the intersection of the global AI manufacturing market, projected to reach $695B+ by 2032 and the Digital Twin market, expected to reach $110B by 2028 .

TEAM



Vikas Agrawal • CEO & Director
Executive with entrepreneurial background and unique combination of business, product, marketing, sales and technical skills. Proven ability to set strategies and business models in rapidly emerging markets and create companies that are thought ...
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David S. Reinhart • Co-Founder & Executive Vice President
Pioneering leader in 3D digital twin technology for complex industrial plants. Expertise in improving productivity and safety through innovative visualization of enterprise data. Extensive experience in laser scanning, asset management, and solution ...
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Dr. Romesh Japra • Director
Cardiologist, Community Activist and an avid Investor

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Redefining Industrial Efficiency

Visionaize is redefining asset management through its innovative V-Suite platform, a patented solution that integrates 3D digital twins, artificial intelligence (AI), machine learning (ML), generative AI, and augmented reality (AR). This cutting-edge technology provides a real-time, virtual replica of industrial plants, enabling companies to optimize performance, prevent costly downtime, ensure safety across operations, and reduce emissions to achieve Net Zero goals. **Trusted by global leaders such as Saudi Aramco, Shell, Harley Davidson, and ExxonMobil, Visionaize's platform has delivered more than $50 million in client benefits.**

Operating in sectors such as oil and gas, manufacturing, and energy, Visionaize's solutions are deployed across multiple regions including North America, the Middle East, and India. Visionaize aims to be at the forefront of industrial digital transformation— and we're on a mission to help companies unlock hidden value, improve safety, and achieve sustainability goals.


Visionaize
The Future of Remote Infrastructure Management is Here
Trusted by Global Leaders
ExxonMobil
GE Digital
BAYER
Saudi Aramco
Integrated 3D Applications
• Maintenance and Turnaround
• Mechanical Integrity
• Facility Operations
• Engineering
• Safety and Compliance
3. Close Va
6. Remove Spool 1
7. Remove Spool 2
5. Oper

THE PROBLEM & OUR SOLUTION

Intelligent Insights for Industrial Operations

Every year, industries experience **up to $50 billion in unplanned downtime, causing massive financial losses and operational risks.**[1] Visionaize tackles this critical issue with its patented V-Suite platform, a powerful solution that integrates 3D digital twins, AI, and machine learning. By creating a real-time virtual replica of industrial assets, Visionaize empowers companies to monitor operations, predict maintenance needs, and optimize processes, reducing downtime, improving safety, and reducing emissions. This solution helps companies in oil, gas, manufacturing, and energy boost efficiency, extend asset life, and meet sustainability targets, all while reducing their carbon footprint.



Industrial AI and Digital Twin Technology of Tomorrow - *Available Now*

 Reduced Downtime

 Increased Productivity

 Improved Worker Safety

 Sustainable Future

Visionaize's competitive advantage lies in its flexible, modular, and scalable platform that integrates data across IT, OT, and engineering systems. Unlike competitors, Visionaize offers a single source of truth, enabling businesses to optimize entire facilities or specific operations with AI/GenAI-based solutions. Its high-resolution digital twin technology delivers innovative detail and real-time visibility, allowing for proactive decision-making and operational improvements. With continuous value delivery every 4-6 weeks and **proven results with Fortune 500 clients like Saudi Aramco, Harley Davidson, and Shell**, we believe Visionaize is uniquely positioned to become one of the leaders of the industrial digital transformation.



Digital Twins That Stay in Sync

 Intelligent model management

 Advanced work packages

 Mobile, AR & VR capabilities

 Efficient work collaboration

THE MARKET & OUR TRACTION

A Leader in Generative AI for Manufacturing

The global AI in manufacturing market is **projected to reach $695 billion by 2032 with a CAGR of 37.7%**[2], and the digital twin market **expected to grow to $183 billion by 2031**[3]. This growth is fueled by the rise of Generative AI (GenAI), with spending **expected to reach 35% of the market by 2027**[4]. Additionally, the Digital Twin market is experiencing growth, **expected to reach USD 110.1 billion by 2028**[5], demonstrating the increasing demand for AI-powered solutions in manufacturing.

Projected Rapid Market Growth

$695.16B
Projected global AI in manufacturing market by 2032 with a CAGR of 37.7%

8% ⟫ 35%
Expected surge in Generative AI (GenAI) software spending from 2023 to 2027

$110.1B
Expected value of the rapidly growing digital twin market

Traction and Achievements

Holding two USPTO patents for Industrial Digital Twin technology

Proven product-market fit with deployments at Saudi Aramco, ExxonMobil, Harley Davidson, and more

Secured **$1.3M** from friends and family, **$825K** from HNIs, and funding from senior employees at major tech companies

Received numerous inquiries for GenAI solution, validating Voice of the Customer program

We feel Visionaize is at the forefront of the rapidly growing AI in the manufacturing market. In our view, our innovative solutions, powered by cutting-edge technology, are revolutionizing how industrial firms operate. Already deployed at industry leaders like Saudi Aramco, Harley Davidson, Indo Rama, and ExxonMobil, our V-Suite platform has proven its value, **delivering a 132% annual ROI and saving clients millions**. By optimizing maintenance schedules and reducing operational risks, we're helping manufacturers achieve unprecedented efficiency and reliability.

Backed by a solid financial base and strategic partnerships with industry giants like GE Digital, Microsoft, and Chiyoda Corporation, Visionaize is on a mission to continue driving innovation and delivering exceptional value to our clients. Our commitment to customer satisfaction, coupled with our deep understanding of the manufacturing industry, sets us apart as a trusted partner for businesses seeking to harness the power of AI.

WHY INVEST
Join the Future of Industrial Operations

With a strong foundation of two USPTO patents and a growing portfolio of successful deployments, Visionaize is ready to expand to new markets, including North America, the Middle East, and Asia. Investing in Visionaize means joining a company that aims to be the forefront of industrial digital transformation. Funds from this raise can help support further development of our AI and digital twin technologies, expanding into new markets and industries, and enhancing our customer base. Backed by successful deployments and a proven track record, we feel we are ready to lead the charge in operational excellence and sustainability.

Experience the Visionaize Difference. Invest in Visionaize.



Experience the Visionaize Difference

Invest today and join a company at the forefront of industrial digital transformation

ABOUT

HEADQUARTERS
**46560 FREMONT BLVD STE 406
FREMONT, CA 94538**

WEBSITE
View Site ↗

Visionaize, leveraging its patented V-Suite platform, provides patented AI-driven digital twin solutions to industrial giants like Harley Davidson and ExxonMobil, having raised $1.3M+ so far. We've deployed innovative tools in the oil, gas, and manufacturing sectors to maximize asset performance, safety, and sustainability.

TERMS

Visionaize

Overview
PRICE PER SHARE   VALUATION

$0.35

$62.23M

DEADLINE ⓘ

FUNDING GOAL ⓘ

Jan. 8, 2025 at 7:59 AM UTC

$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ

OFFERING TYPE

$499.80

Equity

MAX INVESTMENT ⓘ

ASSET TYPE

$1,234,999.85

SHARES OFFERED

MIN NUMBER OF SHARES OFFERED

Common Stock

42,857

MAX NUMBER OF SHARES OFFERED

3,528,571

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	
Offering Memorandum	
Financials	
Risks	

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus

If you are a predesignated community member of Visionaize Inc., you are eligible for additional bonus shares (10%)

Time-Based Perks

Early Bird 1: Invest $2,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 7% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive exclusive access to Visionaize's AI-based monitoring and optimization tools for one project.

Tier 2 Perk: Invest $5,000+ and receive a 6 month access to Visionaize's AI platform with dedicated customer support + 5% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive 1 year of access to Visionaize's AI tools, along with VIP access to the latest features and upgrades + 8% bonus shares.

Tier 4 Perk: Invest $20,000+ and receive an exclusive consultation with Visionaize's executive team + 12% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive a customized POC project built using Visionaize's patented 3D Digital Twin technology + 15% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Visionaize, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $35. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

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EXHIBIT D TO FORM C

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Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

4586583
Added 3/9/2021 JOE

FILED
Secretary of State
State of California
A0853316
Filing Number
02/16/2021
Filing Date

CERTIFICATE OF AMENDMENT
OF ARTICLES OF INCORPORATION



The undersigned certify that:

1. They are the President and the Secretary, respectively, of Visionaize, Inc., a California corporation, with California Entity Number C4586583.

2. Article 4 of the Articles of Incorporation of this corporation is amended to read as follows:

   The corporation is authorized to issue only one class of shares of stock. The total number of Shares which this corporation is authorized to issue is 500,000,000.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The Corporation has issued no shares.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: February 12, 2021

Vikas Agrawal

Vikas Agrawal, President/CEO

Subhash Sachdeva

Subhash Sachdeva, Secretary

4586583
Added 3/9/2021 JOE



FILED
Secretary of State
State of California
A0853316
Filing Number
02/16/2021
Filing Date

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

The undersigned certify that:

1. They are the President and the Secretary, respectively, of Visionaize, Inc., a California corporation, with California Entity Number C4586583.

2. Article 4 of the Articles of Incorporation of this corporation is amended to read as follows:

   The corporation is authorized to issue only one class of shares of stock. The total number of Shares which this corporation is authorized to issue is 500,000,000.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The Corporation has issued no shares.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: February 12, 2021

Vikas Agrawal

Vikas Agrawal, President/CEO

Subhash Sachdeva

Subhash Sachdeva, Secretary